                                                             ----------------------------
                                                                      OMB APPROVAL
                                                             ----------------------------
                                  UNITED STATES               OMB Number: 3235-0145
                       SECURITIES AND EXCHANGE COMMISSION     Expires: October 31, 1997
                             Washington, D.C. 20549           Estimated average burden
                                                              hours per response....14.90
                                                             ----------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (Amendment No. 1)*

                        EMONS TRANSPORTATION GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    291575108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

           Sandra L. Mallenbaum, Esq., c/o Anderson Kill & Olick, P.C.
      1251 Avenue of the Americas, New York, New York 10020 (212) 278-1000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 12, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 6 pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D

----------------------------                         ---------------------------
   CUSIP No. 291575108                                    Page 2 of 6 Pages
----------------------------                         ---------------------------


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            Long Meadow Holdings, L.P.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]

                                                                         (b) [x]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

                                        WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]

                                  Not applicable
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OR ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
   NUMBER OF                                              --
    SHARES       ---------------------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER
    OWNED BY                                            239,270
     EACH        ---------------------------------------------------------------
   REPORTING
    PERSON           9     SOLE DISPOSITIVE POWER
     WITH                                                  --
                 ---------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
                                                         239,270
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                             239,270
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                               4.1
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                                               PN
--------------------------------------------------------------------------------


                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D

----------------------------                         ---------------------------
   CUSIP No. 291575108                                    Page 3 of 6 Pages
----------------------------                         ---------------------------


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              Jonathan W. Old, III
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]

                                                                         (b) [x]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

                                  Not applicable
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]

                                  Not applicable
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OR ORGANIZATION

                                   U.S. Citizen
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
   NUMBER OF                                   --
    SHARES       ---------------------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER
    OWNED BY                                239,270(1)
     EACH        ---------------------------------------------------------------
   REPORTING
    PERSON           9     SOLE DISPOSITIVE POWER
     WITH                                      --
                 ---------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
                                            239,270(1)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  239,270(1)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     4.1
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                                      IN
--------------------------------------------------------------------------------

----------------
(1) Jonathan W. Old, III disclaims beneficial ownership of all shares owned by other persons.


                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D

----------------------------                         ---------------------------
   CUSIP No. 291575108                                    Page 4 of 6 Pages
----------------------------                         ---------------------------


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             Long Meadow Investors, LLC
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]

                                                                         (b) [x]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

                                  Not applicable
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]

                                  Not applicable
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OR ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
   NUMBER OF                                        --
    SHARES       ---------------------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER
    OWNED BY                                     239,270(1)
     EACH        ---------------------------------------------------------------
   REPORTING
    PERSON           9     SOLE DISPOSITIVE POWER
     WITH                                           --
                 ---------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
                                                 239,270(1)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     239,270(1)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        4.1
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                                         OO
--------------------------------------------------------------------------------

----------------
(1) Long Meadow Investors, LLC disclaims beneficial ownership of all shares owned by other persons.


                                                                SEC 1746 (12-91)

                                                               Page 5 of 6 Pages

                        EMONS TRANSPORTATION GROUP, INC.
                             (CUSIP No. 291575108)

ITEM 1. SECURITY AND ISSUER.

               This Amendment No. 1 on Schedule 13D ("Amendment No. 1") relates to and amends the Statement on Schedule 13D filed on October 1, 1997 (the "Original Schedule 13D") and is being filed to reflect the sale of shares of Common Stock of the Issuer, as described below, and to reflect the fact that, as of December 12,1997, none of the Reporting Persons may be deemed to be subject to the reporting requirements of Section 13 in connection with the Issuer. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to it in the Original Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 of the Original Schedule 13D is amended by replacing the sixth paragraph therein with the following:

               The Partnership is making this filing because it has disposed of shares of Common Stock of the Issuer for which it has voting and investment power and because it no longer may be deemed to be subject to the reporting requirements of Section 13 in connection with the Issuer.

Item 2 of the Original Schedule 13D is amended further by adding the following sentence to the final paragraph therein:

               Further, each of LMI and Mr. Old is making this filing because, as of December 12, 1997, neither may be deemed to be subject to the reporting requirements of Section 13 in connection with the Issuer.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Original Schedule 13D is amended by replacing it with the following:

               In two private transactions on December 12, 1997, the Partnership sold 60,000 shares of Common Stock for a total price of $180,000.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is amended by replacing the first sentence therein with the following:

               The Partnership sold the shares of Common Stock described in Item 3, above and to which this Amendment No. 1 relates for purposes of its investment objectives.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original Schedule 13D is amended by replacing paragraph (I) with the following:

        (I) The Partnership beneficially holds an aggregate of 239,270 shares of Common Stock, which constitutes 4.1% of the outstanding shares of Common Stock.

Item 5 of the Original Schedule 13D is amended further by replacing the second sentence of paragraph (II) with the following:

               Therefore, LMI may be deemed to be the aggregate beneficial owner of 239,270 shares of Common Stock, which constitutes 4.1% of the outstanding shares of Common Stock.

Item 5 of the Original Schedule 13D is amended further by replacing the third sentence of paragraph (III) with the following:

               Therefore, Mr. Old may be deemed to be the aggregate beneficial owner of 239,270 shares of Common Stock, which constitutes 4.1% of the outstanding shares of Common Stock.

Item 5 of the Original Schedule 13D is amended further by replacing paragraphs
(c) and (e) as follows:

               (c) As reflected in Item 3, above, on December 12, 1997, the Partnership disposed of 60,000 shares of Common Stock for $3.00 per share in two privately negotiated transactions. Except as discussed in this Item 5(c), no transactions in shares of Common Stock were effected in the past 60 days by any of the Reporting Persons.

               (e) As of December 12, 1997, none of the Reporting Persons could be deemed to be the beneficial owner of more than five percent of the shares of Common Stock.

                                                                SEC 1746 (12-91)

                                                               Page 6 of 6 Pages

                                    SIGNATURE

               After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 1998



                                             LONG MEADOW HOLDINGS, L.P.

                                             By: Long Meadow Investors, LLC
                                                   its general partner



                                             By: /s/ JONATHAN W. OLD, III
                                                 ____________________________
                                                 Jonathan W. Old, III
                                                  Member


                                             LONG MEADOW INVESTORS, LLC

                                             By: /s/ JONATHAN W. OLD, III
                                                 ____________________________
                                                 Jonathan W. Old, III
                                                 Member


                                             JONATHAN W. OLD, III

                                             By: /s/ JONATHAN W. OLD, III
                                                 ____________________________
                                                 Jonathan W. Old, III


                                                                SEC 1746 (12-91)